Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

December 26, 2023

Re:	Grayscale Bitcoin Trust (BTC)

Amendment No. 1 to Registration Statement on Form S-3

Filed November 22, 2023

File No. 333-275079

Lulu Cheng

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cheng and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 12, 2023, relating to the Trust’s Amendment No. 1 to Registration Statement on Form S-3. The Trust has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary, page 1

1.	Please revise your Prospectus Summary to disclose, if true, that:

•	The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin; and

•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Response

The Sponsor has revised the disclosure on page 1 of the Registration Statement in response to the Staff’s comment.

Trust Overview, page 1

2.

We note your response to prior comment 2. Please explain the basis upon which you expect the market price of the Shares and the Digital Asset Holdings per Share to align immediately prior to listing on NYSE Arca, and to converge upon listing on NYSE Arca. Please also revise to clarify whether there will be an initial Creation Basket.

Response

The Sponsor believes that the trading price of the Shares has, historically, diverged from the NAV per Share due in part to the holding period under Rule 144 for Shares purchased in the private placement and the lack of an ongoing redemption program. As a result, Authorized Participants have been unable to take advantage of arbitrage opportunities when the market value of the Shares deviated from the NAV per Share, and consequently such deviations have continued due the lack of an arbitrage mechanism.

The Sponsor expects the market price of the Shares and the NAV per Share to closely align immediately prior to listing on NYSE Arca in anticipation of the arbitrage mechanism functioning in its intended manner after the Trust’s listing on NYSE Arca, as the Sponsor believes that rational market participants will recognize the impending ability of the Trust to operate an ongoing redemption program, and cause the trading price of the Shares to increase, eliminating any meaningful deviation from the NAV per Share. However, given the arbitrage mechanism will not actually be available at such time as the Trust will not actually have the ability to operate an ongoing redemption program prior to listing on NYSE Arca, there may continue to be some uncertainty and/or speculation as to the ultimate timing and availability of such a redemption program. Due to this possible uncertainty and/or speculation, the Sponsor does not expect the market price of the Shares and the NAV per Share to fully converge prior to the Trust’s listing on NYSE Arca.

Once the Trust is listed on NYSE Arca and the redemption program is made available, the Sponsor expects the arbitrage mechanism to function in its intended manner by incentivizing Authorized Participants to either purchase or redeem Shares at any time that the market price of the Shares is trading at either a premium or discount, respectively, to the NAV per Share. The effect of these purchases/redemptions would be to eliminate any such premium or discount. As such, once the Trust is listed on NYSE Arca, the Sponsor does not expect the market price of the Shares to trade at either a premium or a discount to the NAV per Share, and if such a premium or a discount were to exist, the Sponsor expects that the Authorized Participants would either purchase or redeem shares, respectively, which would cause the market price of the Trust’s Shares to converge with the NAV per Share.

The Sponsor has revised the disclosure on page 44 of the Registration Statement to clarify that there will not be an “initial” creation of Baskets upon the Trust’s listing on NYSE Arca given that the Trust already has created Baskets of Shares that will continue to be outstanding as of such date.

The Offering

Index Price, page 5

3.	Please add a footnote to the table on page 7 with market share and volume information for Crypto.com.

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Response

The Sponsor has revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

Liquidity Providers, page 16

4.

Please revise to clarify the “certain circumstances” under which the Liquidity Providers will be contractually obligated pursuant to the Liquidity Provider Agreements to receive Bitcoin in exchange for cash. Please also file the Liquidity Provider Agreement as an exhibit to the extent required by Item 601(b)(10) of Regulation S-K.

Response

The Sponsor has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

The Sponsor advises the Staff that the Liquidity Provider Agreement is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K as it is not a contract that has been entered into by the Trust or Grayscale Investments, LLC in its capacity as the Sponsor of the Trust.

Risk Factors

Risk Factors Related to the Digital Asset Markets

Due to the unregulated nature and lack of transparency, page 18

5.	We note your response to prior comment 12. Please revise to add subheadings or divide this risk factor into separate risk factors with headings that describe the specific risk highlighted.

Response

The Sponsor advises the Staff that the risks of fraud and manipulation are discussed in the Registration Statement under the heading “Risk Factors—Risk Factors Related to the Digital Asset Markets—Due to the unregulated nature and lack of transparency surrounding the operations of Digital Asset Exchanges, they may experience fraud, market manipulation, business failures, security failures or operational problems, which may adversely affect the value of Bitcoin and, consequently, the value of the Shares.”

The Sponsor has revised the disclosure on pages 21 - 22 of the Registration Statement to add a risk factor that discusses the risks of front-running, and on page 22 of the Registration Statement to add a risk factor that discusses the risks of wash-trading.

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Creation and Redemption of Shares

General, page 29

6.

You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:

●

Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and

●

Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.

Response

The Sponsor has revised the disclosure on the cover page and pages 3, 24 - 25 and 31 of the Registration Statement in response to the Staff’s comment.

7.

We note your response to prior comment 19 and re-issue in part. Please revise to confirm, if true, that any price differential of Bitcoins between the order date and the transfer date will be borne solely by the Authorized Participant or Liquidity Provider until such Bitcoins have been received by the Trust.

Response

The Sponsor has revised the disclosure on pages 32 and 34 of the Registration Statement in response to the Staff’s comment.

Creation Procedures, page 31

8.

You state here that in exercising its discretion to limit the number of Shares created pursuant to Cash Orders, the Sponsor expects to take into consideration a number of factors, including the cost of processing Cash Orders relative to the cost of processing In Kind Orders. Please describe, including in your risk factor disclosure as appropriate, the impact that utilizing Cash Orders may have on the efficiency of the arbitrage mechanism.

Response

The Sponsor has revised the disclosure on pages 24 - 25, 32 and 33 of the Registration Statement in response to the Staff’s comment.

*    *    *

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In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, Hillary Coleman, at (212) 450-4733 or hillary.coleman@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein
Craig Salm
Jake Karlsruher

Joseph A. Hall
Hillary A. Coleman
Davis Polk & Wardwell LLP

December 26, 2023	5